UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 50702 / November 18, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11683

In the Matter of	:
	:
EMEX CORPORATION	:
	:

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed with respect to Emex Corporation and the Commission has not chosen to review the decision as to it on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(e) of Commission's Rules of Practice, that the initial decision of the administrative law judge[*] has become the final decision of the Commission with respect to Emex Corporation. The order contained in that decision revoking the registration of all securities of Emex Corporation is hereby declared effective.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Jonathan G. Katz
Secretary

INITIAL DECISION RELEASE NO. 265
ADMINISTRATIVE PROCEEDING
File No. 3-11683

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION
EMEX CORPORATION	:	October 22, 2004

APPEARANCES: Donald N. Dowie for the Division of Enforcement, Securities and Exchange Commission

Glen R. Anstine, Esq., as Chapter 7 Trustee of the Bankruptcy Estate of Respondent Emex Corporation

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the common stock of Emex Corporation (Emex), a bankrupt corporation formerly involved in activities related to mining.

I. INTRODUCTION

A. Procedural Background

The Securities and Exchange Commission (Commission) initiated this proceeding on September 24, 2004, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Emex's common stock is registered under Section 12(g) of the Exchange Act, and that Emex has failed to file required annual and quarterly reports. Emex was served with the OIP on October 4, 2004, and filed its Answer to the OIP (Answer) on October 14, 2004. The Division of Enforcement (Division) has requested an order revoking the registration of Emex's stock. Emex has consented to such an order. Answer at 3. The Division's October 19, 2004, filing will be treated as a motion for summary disposition pursuant to 17 C.F.R. § 201.250, and this proceeding will be resolved accordingly.

This Initial Decision is based on the Division's filings of October 15 and 19, 2004, Emex's Answer, and the Commission's public official records concerning Emex, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to

any material fact, and the Division is entitled to summary disposition as a matter of law, pursuant to 17 C.F.R. § 201.250.

II. FINDINGS OF FACT

Emex is a Nevada corporation, formerly headquartered in New York City. Answer at 1. Emex's most recent Form 10-KSB, filed on January 23, 2002, indicated that it was in the gold mining, oil and gas production, and related businesses. Thereafter, Emex ceased operations; it filed for bankruptcy protection on December 31, 2002, and proceeded to liquidate its assets pursuant to Chapter 7 of the Bankruptcy Code. Answer at 2. Emex's common stock was registered with the Commission pursuant to Section 12(g) of the Exchange Act. Answer at 1. The Commission's public official records show that Emex failed to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB for any fiscal period subsequent to its fiscal quarter ended September 30, 2002. Emex filed a Form 8-K on December 31, 2002, disclosing that it had filed a bankruptcy petition under Chapter 7 of the Bankruptcy Code. In that filing and in a subsequent, February 26, 2004, filing Emex affirmatively stated that it ceased to file periodic reports.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. By failing to file the required reports, Emex violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

As the parties agree, revocation of the registration of all securities of Emex will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants.   Further, revocation accords with Commission precedent and sanction considerations set forth in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002).

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history). Accord, e-Smart Tech., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004).

Emex's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of all securities of Emex Corporation, IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

_____
Carol Fox Foelak
Administrative Law Judge